SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of May, 2011

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
 (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☐

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

COPA HOLDINGS, S.A. HOLDS ANNUAL SHAREHOLDERS MEETING

Copa Holdings, S.A., held its Annual Shareholders Meeting (the “Meeting”) at Copa Airlines’ headquarters, located at Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Panama on May 4, 2011, at 4:00 p.m. EDT (3:00 p.m. Local Time).

The proposals approved at this meeting were the following:

The Class A Shareholders of Copa Holdings, S.A. approved:
1.	The nomination of Mr. Jose Castañeda as nominee for election as independent director of the Company to hold office for a period of two years.

The Class B Shareholders of Copa Holdings, S.A. approved:
2.
The election, as per the recommendation of the Nominating Committee, of the following five directors whose term expires the date of the Annual Meeting, including the independent directors named above (Messrs. Stanley Motta, Jaime Arias, Alberto C. Motta Jr., Joseph Fidanque and Jose Castañeda) or their replacement thereof, for a period of two years, and the ratification of the election of Mr. Douglas Leo as director of the Company to fill in the vacancy left after the resignation of Mr. Mark Erwin for the remainder of his term whose term will expire on the annual meeting to be held in 2012.

About Copa Holdings:
Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 52 destinations in 25 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 66 aircraft: 40 Boeing 737NG aircraft and 26 EMBRAER-190s.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)

Date: 05/04/2011
	By:	/s/ Victor Vial
	Name:	Victor Vial
	Title:	CFO